Earnings Release
ELBIT SYSTEMS REPORTS
FIRST QUARTER 2021 RESULTS

Backlog of orders at $11.8 billion; Revenues of $1.1 billion; Non-GAAP net income of $76 million; GAAP net income of $73 million;
Non-GAAP net EPS of $1.72; GAAP net EPS of $1.64

Haifa, Israel, May 25, 2021 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended March 31, 2021.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Our financial results for 2021 have started well, with revenues up 4.4% over those of the first quarter last year. Sustained demand for our products and solutions from customers around the world led to a 9% increase in our order backlog, reaching a record $11.8 billion. This backlog and a healthy pipeline of opportunities provide us with good visibility and confidence in the Company's prospects”.

First quarter 2021 results:

Revenues in the first quarter of 2021 were $1,118.3 million, as compared to $1,071.2 million in the first quarter of 2020.

Non-GAAP(*) gross profit amounted to $286.2 million (25.6% of revenues) in the first quarter of 2021, as compared to $295.4 million (27.6% of revenues) in the first quarter of 2020. GAAP gross profit in the first quarter of 2021 was $281.3 million (25.2% of revenues), as compared to $289.4 million (27.0% of revenues) in the first quarter of 2020.

Research and development expenses, net were $84.3 million (7.5% of revenues) in the first quarter of 2021, as compared to $80.4 million (7.5% of revenues) in the first quarter of 2020.

Marketing and selling expenses, net were $51.5 million (4.6% of revenues) in the first quarter of 2021, as compared to $70.5 million (6.6% of revenues) in the first quarter of 2020.

* see page 4

Earnings Release

General and administrative expenses, net were $61.8 million (5.5% of revenues) in the first quarter of 2021, as compared to $58.0 million (5.4% of revenues) in the first quarter of 2020.

Non-GAAP(*) operating income was $92.9 million (8.3% of revenues) in the first quarter of 2021, as compared to $90.4 million (8.4% of revenues) in the first quarter of 2020. GAAP operating income in the first quarter of 2021 was $83.8 million (7.5% of revenues), as compared to $80.4 million (7.5% of revenues) in the first quarter of 2020.

Financial expenses, net were $0.2 million in the first quarter of 2021, as compared to $12.5 million in the first quarter of 2020. The lower level of financial expenses in the first quarter of 2021 was mainly a result of the weakening of the New Israeli Shekel versus the U.S. Dollar.

Other expenses, net were $3.2 million in the first quarter of 2021, as compared to other income, net of $1.2 million in the first quarter of 2020. Other expenses, net in the first quarter of 2021 were mainly due to the non-service cost components of pension plans. Other income in the first quarter of 2020 included income of approximately $3.2 million as a result of revaluation of an investment in a subsidiary accounted for under the fair value method.

Taxes on income were $10.8 million in the first quarter of 2021, as compared to $8.7 million in the first quarter of 2020.

Equity in net earnings of affiliated companies and partnerships was $3.0 million in the first quarter of 2021, as compared to $3.1 million the first quarter of 2020.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2021 was $76.2 million (6.8% of revenues), as compared to $72.0 million (6.7% of revenues) in the first quarter of 2020. GAAP net income attributable to the Company's shareholders in the first quarter of 2021 was $72.5 million (6.5% of revenues), as compared to $63.6 million (5.9% of revenues) in the first quarter of 2020.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.72 for the first quarter of 2021, as compared to $1.63 for the first quarter of 2020. GAAP diluted earnings per share attributable to the Company's shareholders in the first quarter of 2021 were $1.64, as compared to $1.44 in the first quarter of 2020.

The Company’s backlog of orders as of March 31, 2021 totaled $11.8 billion, as compared to $10.8 billion as of March 31, 2020. Approximately 68% of the current backlog is attributable to orders from outside Israel. Approximately 59% of the current backlog is scheduled to be performed during 2021 and 2022.

Operating cash flow used in the three months ended March 31, 2021 was $13.1 million, as compared to $9.9 million for the three months ended March 31, 2020.

* see page 4

Earnings Release

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on March 24, 2021, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2020 and the first quarter of 2021 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of March 31, 2021, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including the roll-out of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the quarter ended March 31, 2021, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31,		Year ended December 31,
	2021	2020	2020

GAAP gross profit	$281.3	$289.4	$1,165.1
Adjustments:
Amortization of purchased intangible assets	4.9	6.0	22.7
Covid-19 related expenses and write-offs	—	—	56.0
Impairment of long-lived assets	—	—	3.4
Non-GAAP gross profit	$286.2	$295.4	$1,247.2
Percent of revenues	25.6%	27.6%	26.7%

GAAP operating income	$83.8	$80.4	$325.7
Adjustments:
Amortization of purchased intangible assets	9.1	10.0	39.4
Covid-19 related expenses and write-offs	—	—	56.6
Impairment of long-lived assets	—	—	3.4
Capital gain	—	—	(35.0)
Non-GAAP operating income	$92.9	$90.4	$390.1
Percent of revenues	8.3%	8.4%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$72.5	$63.6	$237.7
Adjustments:
Amortization of purchased intangible assets	9.1	10.0	39.4
Covid-19 related expenses and write-offs	—	—	56.6
Capital gain	—	—	(35.0)
Impairment of investments and long-lived assets	—	—	7.9
Revaluation of investment measured under fair value method	—	(3.2)	(20.8)
Non-operating foreign exchange (gains) losses	(4.2)	2.9	33.4
Tax effect and other tax items, net	(1.2)	(1.3)	(0.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$76.2	$72.0	$318.5
Percent of revenues	6.8%	6.7%	6.8%

GAAP diluted net EPS	$1.64	$1.44	$5.38
Adjustments, net	0.08	0.19	1.82
Non-GAAP diluted net EPS	$1.72	$1.63	$7.20

Earnings Release
Recent Events:

On April 1, 2021, the Company announced the acquisition of BAE Systems Rokar International Ltd. (“Rokar”) from BAE Systems, Inc., the U.S. headquartered subsidiary of BAE Systems plc, for approximately $31 million net of any cash in Rokar. Located in Jerusalem, Israel, Rokar specializes in the development, manufacture, integration and support of high-end GPS receivers and guidance systems for advanced defense applications.

On April 6, 2021, the Company announced, further to the Company’s announcement of December 23, 2020, that its U.S. subsidiary, Elbit Systems of America, LLC (“Elbit Systems of America”), completed the acquisition of Sparton Corporation from an affiliate of Cerberus Capital Management, L.P. for a purchase price of $380 million. The closing followed receipt of all the required approvals, including receipt of U.S. Government and regulatory approvals.

On April 8, 2021, the Company announced that at its Extraordinary General Meeting of Shareholders held on April 7, 2021 at the Company's offices in Haifa, the proposed resolutions described in the Proxy Statement to the Shareholders dated March 3, 2021 (the “Proxy Statement”) and detailed hereunder were approved by the respective required majority:
1. to approve the amended compensation policy of the Company, substantially in the form attached as Exhibit A to the Proxy Statement;
2. to approve the amended employment agreement of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis;
3. to approve the provision of exemption letters, substantially in the form attached as Exhibit B to the Proxy Statement (the “Exemption Letters”), to Mr. Bezhalel Machlis, Mr. Michael Federmann and Mr. David Federmann; and
4. to approve the provision of Exemption Letters to the Company’s current and future directors who are not direct or indirect controlling shareholders of the Company or relatives thereof.

On April 18, 2021, the Company announced, further to the Company’s announcement of January 5, 2021, that it was awarded a contract valued at approximately $1.65 billion (approximately €1.375 billion) for the establishment and operation of the International Flight Training Center of the Hellenic Air Force, as part of an agreement between the Israeli Ministry of Defense and the Hellenic Ministry of National Defense. The contract will be performed over a period of approximately 20 years and will include price indexation.

On April 20, 2021, the Company announced that Elbit Systems of America was awarded a delivery order valued at approximately $41 million for the supply of night vision systems and various spare components to the U.S. Marine Corps. The order will be executed in Roanoke, Virginia and will be supplied through March 2022.

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the first quarter of 2021. The dividend’s record date is June 7, 2021. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on June 21, 2021, net of taxes, at the rate of 20%.

Earnings Release

Conference Call:

The Company will be hosting a conference call on Tuesday, May 25, 2021 at 9:00 a.m. Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1-888-281-1167
CANADA Dial-in Numbers: 1-866-485-2399
ISRAEL Dial-in Number: 03-918-0644
INTERNATIONAL Dial-in Number: +972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com/investor-relations/. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Earnings Release

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	March 31, 2021	December 31, 2020
	Unaudited	Audited
Assets
Cash and cash equivalents	$206,959	$278,794
Short-term bank deposits	1,491	1,524
Trade and unbilled receivables and contract assets, net	2,475,337	2,519,562
Other receivables and prepaid expenses	174,086	156,330
Inventories, net	1,436,333	1,316,688
Total current assets	4,294,206	4,272,898

Investments in affiliated companies, partnerships and other companies	184,436	184,338
Long-term trade and unbilled receivables and contract assets	317,468	312,097
Long-term bank deposits and other receivables	63,077	69,269
Deferred income taxes, net	120,122	118,513
Severance pay fund	283,150	293,716
	968,253	977,933

Operating lease right of use assets	418,950	423,088
Property, plant and equipment, net	785,722	786,972
Goodwill and other intangible assets, net	1,566,582	1,597,006
Total assets	$8,033,713	$8,057,897

Liabilities and Equity
Short-term bank credit and loans	$367,893	$312,993
Current maturities of long-term loans	17,827	17,972
Operating lease liability	64,813	65,520
Trade payables	927,429	1,007,237
Other payables and accrued expenses	1,134,522	1,218,273
Contract liabilities (customer advances)	1,094,879	1,000,159
	3,607,363	3,622,154

Long-term loans, net of current maturities	400,361	408,820
Employee benefit liabilities	889,697	914,364
Deferred income taxes and tax liabilities, net	130,635	132,442
Contract liabilities (customer advances)	150,969	169,073
Operating lease liability	380,373	397,936
Other long-term liabilities	178,579	181,741
	2,130,614	2,204,376

Elbit Systems Ltd.'s equity	2,282,666	2,218,154
Non-controlling interests	13,070	13,213
Total equity	2,295,736	2,231,367
Total liabilities and equity	$8,033,713	$8,057,897

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020
	Unaudited		Audited
Revenues	$1,118,279	$1,071,223	$4,662,572
Cost of revenues	836,939	781,846	3,497,465
Gross profit	281,340	289,377	1,165,107

Operating expenses:
Research and development, net	84,258	80,436	359,745
Marketing and selling, net	51,484	70,544	290,703
General and administrative, net	61,759	57,995	223,935
Other operating income, net	—	—	(34,963)
Total operating expenses	197,501	208,975	839,420

Operating income	83,839	80,402	325,687

Financial expenses, net	(222)	(12,520)	(71,270)
Other income (expense), net	(3,246)	1,230	7,408
Income before income taxes	80,371	69,112	261,825
Taxes on income	(10,802)	(8,713)	(36,443)
	69,569	60,399	225,382
Equity in net earnings of affiliated companies and partnerships	3,028	3,146	12,604
Net income	$72,597	$63,545	$237,986

Less: net income attributable to non-controlling interests	(67)	19	(328)
Net income attributable to Elbit Systems Ltd.'s shareholders	$72,530	$63,564	$237,658

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.64	$1.44	$5.38
Diluted net earnings per share	$1.64	$1.44	$5.38

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,200	44,198	44,198
Diluted earnings per share (in thousands)	44,247	44,204	44,215

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$72,597	$63,545	$237,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,581	35,400	144,420
Write-off impairment	—	—	7,932
Stock-based compensation	1,021	1,021	4,086
Amortization of Series A Notes discount (premium) and related issuance costs, net	—	(23)	(46)
Deferred income taxes and reserve, net	1,460	1,289	(5,345)
Gain on sale of property, plant and equipment	(9)	(240)	(34,926)
Loss (gain) on sale of investment, remeasurement of investment held under fair value method and deconsolidation of subsidiary	370	(2,759)	(23,572)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	545	(2,200)	(7,853)
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and prepaid expenses	86,098	(29,869)	(508,057)
Increase in inventories, net	(119,645)	(77,655)	(69,762)
Increase (decrease) in trade payables and other payables and accrued expenses	(156,370)	(68,059)	143,847
Severance, pension and termination indemnities, net	(10,350)	(20,049)	31,394
Increase in contract liabilities (customer advances)	76,616	89,712	358,730
Net cash provided by (used for) operating activities	(13,086)	(9,887)	278,834

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(32,804)	(32,317)	(132,210)
Acquisition of subsidiaries	(60,560)	—	218
Investments in affiliated companies and other companies	(370)	(471)	(8,212)
Proceeds from sale of property, plant and equipment	34	1,330	71,933
Proceeds from sale of investment	—	—	44,200
Investment in long-term deposits, net	98	(160)	221
Investment in short-term deposits, net	39	1,059	983
Net cash used in investing activities	(93,563)	(30,559)	(22,867)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	1	—	—
Repayment of long-term loans	(640)	(105,625)	(370,367)
Proceeds from long-term loans	—	—	201,551
Repayment of Series A Notes	—	—	(55,532)
Dividends paid	(19,447)	(19,946)	(78,194)
Change in short-term bank credit and loans, net	54,900	629,302	104,309
Net cash provided by (used for) financing activities	34,814	503,731	(198,233)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(71,835)	463,285	57,734
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	278,794	221,060	221,060
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$206,959	$684,345	$278,794

* Dividend received from affiliated companies and partnerships	$3,573	$946	$9,151

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2021		2020		2020
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$411.2	36.8	$387.6	36.2	$1,650.4	35.4
Land systems	300.1	26.8	298.2	27.8	1,258.9	27.0
C4ISR systems	260.0	23.2	240.9	22.5	1,145.7	24.6
Electro-optic systems	97.2	8.7	119.4	11.2	475.9	10.2
Other (mainly non-defense engineering and production services)	49.8	4.5	25.1	2.3	131.7	2.8
Total	$1,118.3	100.0	$1,071.2	100.0	$4,662.6	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2021		2020		2020
	$ millions	%	$ millions	%	$ millions	%
Israel	$284.0	25.4	$246.0	23.0	$1,106.4	23.7
North America	349.9	31.3	366.8	34.2	1,500.6	32.2
Europe	185.5	16.6	184.8	17.3	819.0	17.6
Asia-Pacific	229.5	20.5	210.0	19.6	961.8	20.6
Latin America	35.3	3.2	32.6	3.0	140.1	3.0
Other countries	34.1	3.0	31.0	2.9	134.7	2.9
Total	$1,118.3	100.0	$1,071.2	100.0	$4,662.6	100.0